

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2017

T. Greenlee Flanagin
President
Security Land & Development Corporation
2816 Broad Street, 7ᵗʰ Floor
Augusta, GA 30901

Re: Security Land & Development Corporation
Schedule TO-I/A and Schedule 13E-3/A filed March 16, 2017
File No. 005-44752

Dear Mr. Flanagin:

We have reviewed your amended filing and have the following additional comments:

Schedule 13E-3/A

1. You have added multiple new filing persons on the Schedule 13E-3 in response to our first comment letter. Those new filers must sign the Schedule 13E-3 in their individual capacities. Please revise.

2. See our last comment above. The Offer to Purchase must include all of the disclosure required by Schedule 13E-3 as to the new individual filers. For example, each filer must express a view as the fairness of the transaction to unaffiliated shareholders, and must describe his or her fairness analysis or may adopt the fairness analysis of another individual or entity (such as the issuer).

Please contact me at (202) 551-3263 with any questions about this letter.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Mark S. Burgreen, Esq. (via email)